Exhibit 2


Letterhead of Holtzman Opportunity Fund



VIA FEDERAL EXPRESS
September 6, 2007
Mr. Chris Ryan
President & Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Avenue, Suite 7
Ronkonkoma, NY  11779


Dear Mr. Ryan:


The Holtzman Opportunity Fund, L.P. ("Fund") and I own, collectively, 395,661 shares of common stock of Lakeland Industries, Inc. (the "Company"). This ownership represents approximately 7.2% of the common shares outstanding.
I have reviewed the operating and financial results of the Company for 2006 as well as the first two quarters of 2007. Although the Company has maintained a dominant position in its business niche, in my opinion, the financial results have been extremely disappointing. This year, the Company's stock price is down approximately 14% while the NASDAQ is up 7.5%. Furthermore, by its own admission, the Company's growth initiatives will take years to be financially meaningful.

While I am disappointed in the results, I continue to believe that the Company's assets are valuable and under-utilized. It was for this reason that I arranged the meeting for you this past May with a prominent investment banking firm. At that time, the investment banker indicated a "takeout value" of $17-$22 per share. To my knowledge, you have not even had the courtesy to return a call to the investment banker. As far as I am concerned, this s empirical evidence that you do not intend to pursue an alternative that may substantially increase shareholder value.

I believe that I speak for concerned shareholders when I urge you to hire an investment banker to explore strategic alternatives. Unfortunately, I have no faith in the current Board of Directors' ability to oversee such a process. Previously, you refused our request to have a seat on the Board, despite the fact that collectively, the Fund and I represent one of the largest holdings in the Company.


Sincerely,



Seymour Holtzman
Fund Manager
SH/jmq